Exhibit 21

SUBSIDIARY LIST

AS OF NOVEMBER 13, 2006

STATE OR
JURISDICTION OF	OWNERSHIP
NAME OF SUBSIDIARY	ORGANIZATION	OWNED BY	PERCENTAGE

American Healthways Services, Inc.	DE	Healthways, Inc.	100%

American Healthways Government

Services, Inc.	DE	Healthways, Inc.	100%

Healthways International, Inc.	DE	Healthways, Inc.	100%

CareSteps.com, Inc.	DE	Healthways, Inc.	100%

Axonal Information Solutions, Inc.	DE	CareSteps.com, Inc.	100%

StatusOne Health Systems, LLC	DE	American Healthways Services, Inc.	100%

Population Health Support, LLC	DE	American Healthways Services, Inc.	100%

Healthways International Limited	England and	Healthways International, S.a.r.l.	100%
Wales

Healthways International, S.a.r.l.	Luxembourg	Healthways International, Inc.	100%

Healthways International GmbH	Germany	Healthways International, S.a.r.l.	100%